FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	ooVoo to Launch Free Video Chat and IM Solution for the BlackBerry 10 Platform	3

Document 1

January 29, 2013

FOR IMMEDIATE RELEASE

ooVoo to Launch Free Video Chat and IM Solution for the BlackBerry 10 Platform

NEW YORK, NEW YORK and WATERLOO, ONTARIO- ooVoo, one of the largest independent social video chat provider with 66 million registered subscribers, and Research In Motion (RIM) (NASDAQ:RIMM)(TSX:RIM) today announced that ooVoo will bring its next-generation HD video communications service to the BlackBerry(R) 10 platform.

The BlackBerry 10 platform allows the ooVoo service to easily integrate with voice, video and the remarkably fast BlackBerry 10 browser, which will give BlackBerry 10 customers a multiplatform solution for video chat and instant messaging with friends, family and colleagues. With ooVoo, up to 12 contacts can connect at the same time, allowing customers to stay connected and share experiences.

"ooVoo serves more than one billion minutes of video each month to subscribers. By bringing ooVoo HD video chat to the BlackBerry 10 platform BlackBerry 10 customers will be able to video chat and share videos anytime with the millions of ooVoo's daily active users on virtually any mobile or desktop platform," said Jay Samit, President of ooVoo.

ooVoo will be integrated into the basic calling functionality in BlackBerry 10, making it easy for customers to flow directly from a voice call to an ooVoo video call. ooVoo's cloud-based service provides remarkable video quality. BlackBerry 10 customers will be able to chat cross-platform, and take advantage of the social features that ooVoo provides, for free(i).

"As a leader in communications, we understand the importance of bringing people together in an innovative way that is easy to use," said Martyn Mallick, Vice President Global Alliances and Business Development at Research In Motion. "ooVoo will be a fantastic choice for BlackBerry 10 customers looking for a multi-user video communications service that can connect them to their contacts on virtually any computer or mobile device, and we are pleased to work with ooVoo to help bring their service to our customers."

ooVoo's innovative Watch Together(TM) feature allows customers to have group video viewing experiences within video calls. ooVoo's customers can incorporate video calling with friends and family into their daily lives by, for example, bringing friends along on shopping trips through ooVoo to get real-time opinions on choices, or mommy group members showing the latest happenings - whether milestone or mysterious spots - for opinions in real-time.

Pricing and Availability

ooVoo is a free service, and will be offered for BlackBerry 10 smartphones on the BlackBerry(R) World(TM) storefront later this year.

(i) Wireless data changes may apply to customers on limited mobile data plans. Check with your carrier.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry(R) solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.rim.com or www.blackberry.com.

About ooVoo, LLC
ooVoo provides a high-quality, free, social video chat service and integrated instant messaging for more than 66 million registered users worldwide. Bringing multi-party HD video chat to users around the world, ooVoo enables people to connect with their friends, family and community via 12-way video chat over the Web, Facebook, desktop, any Android or iOS-based mobile or tablet device, and soon BlackBerry 10, using cloud-based connectivity. Named "Best of the Year" by PC Magazine in 2011, the free, award-winning ooVoo mobile app can be downloaded at www.ooVoo.com.

Headquartered in New York City, ooVoo is a privately-held company funded by Myrian Capital, a growth capital firm with investments in video communications, social media and advanced advertising, www.myriancapital.com. Follow ooVoo on Facebook at www.facebook.com/ooVoo and through Twitter at www.twitter.com/ooVoo.

RIM Media Contact:
Samantha Lowe
519-888-7465 ext. 71155
slowe@rim.com

ooVoo Media Contact:
Zeno Group
Jacqueline Cox
Jacqueline.cox@zenogroup.com

Investor Contact:
RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 29, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO